SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of February 2020

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., 2-4-1 Hamamatsu-cho, Minato-Ku, Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Material Contained in this Report

Page
1.	ORIX’s Third Quarter Consolidated Financial Results (April 1, 2019 – December 31, 2019) filed with the Tokyo Stock Exchange on Monday February 3, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: February 3, 2020	By	/s/ SHOJI TANIGUCHI
Shoji Taniguchi
Member of the Board of Directors and Senior Managing Executive Officer
Responsible for Treasury and Accounting Headquarters
Responsible for Enterprise Risk Management Headquarters
Responsible for Corporate Planning Department
Responsible for Corporate Communications Department
Assistant to CEO
ORIX Corporation

Consolidated Financial Results

April 1, 2019 – December 31, 2019

February 3, 2020

In preparing its consolidated financial information, ORIX Corporation (the “Company”) and its subsidiaries have complied with generally accepted accounting principles in the United States of America.

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission.

The Company believes that it may have been a “passive foreign investment company” for U.S. federal income tax purposes in the year to which these consolidated financial results relate by reason of the composition of its assets and the nature of its income. In addition, the Company may be a PFIC for the foreseeable future. Assuming that the Company is a PFIC, a U.S. holder of the shares or ADSs of the Company will be subject to special rules generally intended to eliminate any benefits from the deferral of U.S. federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company’s annual report.

For further information please contact:

Investor Relations

ORIX Corporation

World Trade Center Building, 2-4-1 Hamamatsu-cho, Minato-ku, Tokyo 105-6135

JAPAN

Tel: +81-3-3435-3121 Fax: +81-3-3435-3154

E-mail: orix_corpcomm@orix.jp

Consolidated Financial Results from April 1, 2019 to December 31, 2019

(U.S. GAAP Financial Information for ORIX Corporation and its Subsidiaries)

Corporate Name:	ORIX Corporation
Listed Exchanges:	Tokyo Stock Exchange (Securities No. 8591)
New York Stock Exchange (Trading Symbol : IX)
Head Office:	Tokyo JAPAN
Tel: +81-3-3435-3121
(URL https://www.orix.co.jp/grp/en/ir/)

1. Performance Highlights as of and for the Nine Months Ended December 31, 2019

(1) Performance Highlights - Operating Results (Unaudited)

(millions of yen)*1

	Total Revenues	Year-on-Year Change	Operating Income	Year-on-Year Change	Income before Income Taxes	Year-on-Year Change	Net Income Attributable to ORIX Corporation Shareholders	Year-on-Year Change
December 31, 2019	1,684,379	(6.2%)	236,722	(8.3%)	350,458	18.7%	244,319	3.4%
December 31, 2018	1,796,155	(18.2%)	258,184	(5.5%)	295,168	(18.1%)	236,207	(7.9%)

“Comprehensive Income Attributable to ORIX Corporation Shareholders” was ¥227,756 million for the nine months ended December 31, 2019 (year-on-year change was a 0.7% decrease) and ¥229,249 million for the nine months ended December 31, 2018 (year-on-year change was a 15.9% decrease).

	Basic Earnings Per Share	Diluted Earnings Per Share
December 31, 2019	190.99	190.82
December 31, 2018	184.53	184.38

*Note 1:	Unless otherwise stated, all amounts shown herein are in millions of Japanese yen, except for Per Share and dividend amounts which are in single yen.

(2) Performance Highlights - Financial Position (Unaudited)

	Total Assets	Total Equity	Shareholders’ Equity	Shareholders’ Equity Ratio
December 31, 2019	12,842,958	3,079,707	3,008,410	23.4%
March 31, 2019	12,174,917	2,953,201	2,897,074	23.8%

*Note 2:	“Shareholders’ Equity” refers to “Total ORIX Corporation Shareholders’ Equity.”

“Shareholders’ Equity Ratio” is the ratio of “Total ORIX Corporation Shareholders’ Equity” to “Total Assets.”

2. Dividends (Unaudited)

	First Quarter-end	Second Quarter-end	Third Quarter-end	Year-end	Total
March 31, 2019	—	30.00	—	46.00	76.00
March 31, 2020	—	35.00	—	—	—

March 31, 2020 (Est.)	—	—	—	41.00	76.00

*Note 3:

For details of dividend forecast for the fiscal year ending March 31, 2020, please refer to “Announcement Regarding Interim Dividend and Year-End Dividend Forecast for the Fiscal Year Ending March 31, 2020” announced on October 28, 2019.

3. Forecast for the Year Ending March 31, 2020 (Unaudited)

	Net Income Attributable to ORIX Corporation Shareholders	Year-on-Year Change
March 31, 2020	300,000	(7.3%)

*Note 4:

Although forward-looking statements in this document are attributable to current information available to ORIX Corporation and are based on assumptions deemed reasonable by ORIX Corporation, actual financial results may differ materially due to various factors. Readers are urged not to place undue reliance on such forward-looking statements.

Factors causing a result that differs from forward-looking statements include, but are not limited to, those described under “Risk Factors” in our Form 20-F submitted to the U.S. Securities and Exchange Commission.

4. Other Information

(1) Changes in Significant Consolidated Subsidiaries	Yes ( ) No ( x )

Addition - None ( )	Exclusion - None ( )

(2) Adoption of Simplified Accounting Method	Yes ( ) No ( x )

(3) Changes in Accounting Principles, Procedures and Disclosures

1. Changes due to adoption of new accounting standards	Yes ( x ) No ( )

2. Other than those above	Yes ( ) No ( x )

*Note 5:	For details, please refer to “2. Financial Information (6) Changes in Accounting Policies” on page 12.

(4) Number of Issued Shares (Ordinary Shares)

1.	The number of issued shares, including treasury stock, was 1,324,629,128 as of December 31, 2019, and 1,324,629,128 as of March 31, 2019.

2.	The number of treasury stock was 50,150,764 as of December 31, 2019, and 42,843,783 as of March 31, 2019.

3.	The average number of outstanding shares was 1,279,195,980 for the nine months ended December 31, 2019, and 1,280,038,092 for the nine months ended December 31, 2018.

The Company’s shares held through the Board Incentive Plan Trust (1,796,993 shares as of December 31, 2019 and 1,823,993 shares as of March 31, 2019) are not included in the number of treasury stock as of the end of the periods, but are included in the average number of shares outstanding as treasury stock that are deducted from the basis of the calculation of per share data.

1. Summary of Consolidated Financial Results

(1) Financial Highlights

Financial Results for the Nine Months Ended December 31, 2019

		Nine months ended December 31, 2018	Nine months ended December 31, 2019	Change
				Amount	Percent
Total Revenues	(millions of yen)	1,796,155	1,684,379	(111,776)	(6)%
Total Expenses	(millions of yen)	1,537,971	1,447,657	(90,314)	(6)%
Income before Income Taxes	(millions of yen)	295,168	350,458	55,290	19%
Net Income Attributable to ORIX Corporation Shareholders	(millions of yen)	236,207	244,319	8,112	3%
Earnings Per Share (Basic)	(yen)	184.53	190.99	6.46	4%
(Diluted)	(yen)	184.38	190.82	6.44	3%
ROE (Annualized) *1	(%)	11.5	11.0	(0.5)	—
ROA (Annualized) *2	(%)	2.67	2.60	(0.07)	—

*Note 1:	ROE is the ratio of Net Income Attributable to ORIX Corporation Shareholders for the period to average ORIX Corporation Shareholders’ Equity.
*Note 2:	ROA is calculated based on Net Income Attributable to ORIX Corporation Shareholders.

Overview of Business Performance (April 1, 2019 to December 31, 2019)

Total revenues for the nine months ended December 31, 2019 (hereinafter, “the third consolidated period”) decreased 6% to ¥1,684,379 million compared to ¥1,796,155 million during the same period of the previous fiscal year due to a decrease in sales of goods and real estate despite increases in gains on investment securities and dividends and life insurance premiums and related investment income.

Total expenses decreased 6% to ¥1,447,657 million compared to ¥1,537,971 million during the same period of the previous fiscal year due to a decrease in costs of goods and real estate sold despite increases in life insurance costs and selling, general and administrative expenses.

In addition, as a result of increases in equity in net income of affiliates and gains on sales of subsidiaries and affiliates and liquidation losses, net, income before income taxes for the third consolidated period increased 19% to ¥350,458 million compared to ¥295,168 million during the same period of the previous fiscal year. Net income attributable to ORIX Corporation shareholders increased 3% to ¥244,319 million compared to ¥236,207 million during the same period of the previous fiscal year as a result of a decrease in provision for income taxes during the same period of the previous fiscal year due to the reversal of the deferred tax liabilities previously recorded for undistributed earnings of DAIKYO INCORPORATED (hereinafter, “DAIKYO”).

Segment Information

Total segment profits for the third consolidated period increased 19% to ¥352,927 million compared to the same period of the previous fiscal year.

ORIX made DAIKYO a wholly-owned subsidiary in January 2019 to complement their respective real estate businesses and to jointly aim for medium- and long-term growth as a comprehensive real estate business. Accordingly, ORIX changed the segment classification of DAIKYO from Investment and Operation segment to Real Estate segment. As a result of this change, segment figures during the same period of the previous fiscal year have been reclassified.

The Company and its subsidiaries adopted Accounting Standards Update 2016-02 (ASC 842 (“Leases”)) (hereinafter, “New Lease Standard”) on April 1, 2019. This adoption has resulted in a gross up of right-of-use (hereinafter, “ROU”) assets of investment in operating leases and property under facility operations principally for operating leases, where the Company is the lessee, such as land leases and office and equipment leases in all of our segments except for Retail segment. For further information, see “(6) Changes in Accounting Policies - (Adoption of New Accounting Standards)”.

Segment information for the third consolidated period is as follows:

Corporate Financial Services Segment: Finance and fee business

	Nine months ended December 31, 2018 (millions of yen)	Nine months ended December 31, 2019 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Revenues	71,717	69,721	(1,996)	(3)
Segment Profits	19,760	13,159	(6,601)	(33)

	As of March 31, 2019 (millions of yen)	As of December 31, 2019 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	959,725	1,000,148	40,423	4

Segment revenues decreased 3% to ¥69,721 million compared to the same period of the previous fiscal year due to decreases in finance revenues and services income.

As a result of the foregoing and an increase in selling, general and administrative expenses, segment profits decreased 33% to ¥13,159 million compared to the same period of the previous fiscal year.

Segment assets increased 4% to ¥1,000,148 million compared to the end of the previous fiscal year due to an increase in investment in operating leases as a result of our adoption of the New Lease Standard described above.

Maintenance Leasing Segment: Automobile leasing and rentals, car-sharing; test and measurement instruments and IT-related equipment rentals and leasing

	Nine months ended December 31, 2018 (millions of yen)	Nine months ended December 31, 2019 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Revenues	214,304	224,017	9,713	5
Segment Profits	30,387	25,767	(4,620)	(15)

	As of March 31, 2019 (millions of yen)	As of December 31, 2019 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	873,775	900,943	27,168	3

Segment revenues increased 5% to ¥224,017 million compared to the same period of the previous fiscal year due to an increase in operating leases revenues.

Segment profits decreased 15% to ¥25,767 million compared to the same period of the previous fiscal year due to an increase in selling, general and administrative expenses.

Segment assets increased 3% to ¥900,943 million compared to the end of the previous fiscal year due to an increase in new business volumes of investment in operating leases.

Real Estate Segment: Real estate development, rental and management; facility operation; real estate investment management

	Nine months ended December 31, 2018 (millions of yen)	Nine months ended December 31, 2019 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Revenues	357,381	332,039	(25,342)	(7)
Segment Profits	54,721	56,070	1,349	2

	As of March 31, 2019 (millions of yen)	As of December 31, 2019 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	720,221	756,092	35,871	5

Segment revenues decreased 7% to ¥332,039 million compared to the same period of the previous fiscal year due to a decrease in services income from significant gains on a sale of property under facility operations that were recognized during the same period of the previous fiscal year and due to a decrease in operating leases revenues resulting from sales of rental properties.

Segment profits increased 2% to ¥56,070 million compared to the same period of the previous fiscal year due to the recognition of gains on sales of shares of a subsidiary.

Segment assets increased 5% to ¥756,092 million compared to the end of the previous fiscal year due to an increase in investment in operating leases as a result of our adoption of the New Lease Standard described above and due to an increase in inventories.

Investment and Operation Segment: Environment and energy, private equity and concession

	Nine months ended December 31, 2018 (millions of yen)	Nine months ended December 31, 2019 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Revenues	504,032	341,302	(162,730)	(32)
Segment Profits	31,091	55,590	24,499	79

	As of March 31, 2019 (millions of yen)	As of December 31, 2019 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	733,612	808,466	74,854	10

Segment revenues decreased 32% to ¥341,302 million compared to the same period of the previous fiscal year due to a decrease in sales of goods.

Segment profits increased 79% to ¥55,590 million compared to the same period of the previous fiscal year due to the recognition of gains on sales of shares of subsidiaries and due to an increase in equity in net income of affiliates.

Segment assets increased 10% to ¥808,466 million compared to the end of the previous fiscal year due to an increase in property under facility operations in the environment and energy business as a result of making investee wind power generation companies into our subsidiaries and adoption of the New Lease Standard described above.

Retail Segment: Life insurance, banking and card loan

	Nine months ended December 31, 2018 (millions of yen)	Nine months ended December 31, 2019 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Revenues	289,288	355,468	66,180	23
Segment Profits	66,237	70,447	4,210	6

	As of March 31, 2019 (millions of yen)	As of December 31, 2019 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	3,571,437	4,110,336	538,899	15

Segment revenues increased 23% to ¥355,468 million compared to the same period of the previous fiscal year due to an improvement in investment income from assets under variable annuity and variable life insurance contracts, and due to an increase in life insurance premiums in line with an increase in new insurance contracts.

Segment profits increased 6% to ¥70,447 million compared to the same period of the previous fiscal year for the above reasons despite increases in life insurance costs and selling, general and administrative expenses.

Segment assets increased 15% to ¥4,110,336 million compared to the end of the previous fiscal year due to increases in investment in securities and installment loans.

Overseas Business Segment: Asset management, aircraft- and ship-related operations, private equity and finance

	Nine months ended December 31, 2018 (millions of yen)	Nine months ended December 31, 2019 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Revenues	365,420	369,192	3,772	1
Segment Profits	95,621	131,894	36,273	38

	As of March 31, 2019 (millions of yen)	As of December 31, 2019 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	3,138,928	3,283,169	144,241	5

Segment revenues increased 1% to ¥369,192 million compared to the same period of the previous fiscal year due to increases in finance revenues and gains on investment securities despite decreases in services income and operating leases revenues.

As a result of the foregoing and increases in equity in net income of affiliates and gains on sales of subsidiaries and affiliates, segment profits increased 38% to ¥131,894 million compared to the same period of the previous fiscal year.

Segment assets increased 5% to ¥3,283,169 million compared to the end of the previous fiscal year due to increases in installment loans and investment in operating leases.

(2) Consolidated Financial Condition

Summary of Assets, Liabilities, Shareholders’ Equity

			As of March 31, 2019	As of December 31, 2019	Change
					Amount	Percent
Total Assets	(millions of yen	)	12,174,917	12,842,958	668,041	5%
(Segment Assets)			9,997,698	10,859,154	861,456	9%
Total Liabilities	(millions of yen	)	9,211,936	9,753,531	541,595	6%
(Long- and Short-term Debt)			4,495,771	4,503,311	7,540	0%
(Deposits)			1,927,741	2,169,106	241,365	13%
Shareholders’ Equity	(millions of yen	)	2,897,074	3,008,410	111,336	4%
Shareholders’ Equity Per Share	(yen)		2,263.41	2,363.84	100.43	4%

Notes:	1. Shareholders’ Equity refers to ORIX Corporation Shareholders’ Equity based on U.S. GAAP.
2. Shareholders’ Equity Per Share is calculated using total ORIX Corporation Shareholders’ Equity.

Total assets increased 5% to ¥12,842,958 million compared to ¥12,174,917 million at the end of the previous fiscal year due to not only increases in installment loans and investment in securities, but also increases in investment in operating leases, property under facility operations and office facilities as a result of our adoption of the New Lease Standard. In addition, segment assets increased 9% to ¥10,859,154 million compared to the end of the previous fiscal year.

Total liabilities increased compared to the end of the previous fiscal year due to not only increases in short-term debt and deposits, but also an increase in other liabilities as a result of our adoption of the New Lease Standard.

Shareholders’ equity increased 4% to ¥3,008,410 million compared to the end of the previous fiscal year due primarily to an increase in retained earnings.

2. Financial Information

(1) Condensed Consolidated Balance Sheets (Unaudited)

(millions of yen)

Assets		As of March 31, 2019	As of December 31, 2019
Cash and Cash Equivalents		1,161,032	902,312
Restricted Cash		122,548	118,297
Investment in Direct Financing Leases		1,155,632	0
Net Investment in Leases		0	1,142,339
Installment Loans		3,277,670	3,615,530
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2019	¥38,671 million
December 31, 2019	¥43,238 million
Allowance for Doubtful Receivables on Finance Leases and Probable Loan Losses		(58,011)	(56,922)
Investment in Operating Leases		1,335,959	1,505,253
Investment in Securities		1,928,916	2,228,604
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2019	¥27,367 million
December 31, 2019	¥25,583 million
Property under Facility Operations		441,632	524,692
Investment in Affiliates		842,760	821,983
Trade Notes, Accounts and Other Receivable		280,590	276,405
Inventories		115,695	131,958
Office Facilities		108,390	198,427
Other Assets		1,462,104	1,434,080
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2019	¥12,449 million
December 31, 2019	¥9,219 million

Total Assets		12,174,917	12,842,958

Liabilities and Equity
Short-term Debt		309,549	384,132
Deposits		1,927,741	2,169,106
Trade Notes, Accounts and Other Payable		293,480	226,900
Policy Liabilities and Policy Account Balances		1,521,355	1,574,160
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2019	¥360,198 million
December 31, 2019	¥333,017 million
Current and Deferred Income Taxes		355,843	370,842
Long-term Debt		4,186,222	4,119,179
Other Liabilities		617,746	909,212

Total Liabilities		9,211,936	9,753,531

Redeemable Noncontrolling Interests		9,780	9,720

Commitments and Contingent Liabilities

Common Stock		221,111	221,111
Additional Paid-in Capital		257,625	258,271
Retained Earnings		2,555,585	2,696,080
Accumulated Other Comprehensive Income (Loss)		(61,343)	(77,906)
Treasury Stock, at Cost		(75,904)	(89,146)

Total ORIX Corporation Shareholders’ Equity		2,897,074	3,008,410
Noncontrolling Interests		56,127	71,297

Total Equity		2,953,201	3,079,707

Total Liabilities and Equity		12,174,917	12,842,958

Note 1:	Breakdowns of Accumulated Other Comprehensive Income (Loss)

	As of March 31, 2019	As of December 31, 2019
Accumulated Other Comprehensive Income (Loss)
Net unrealized gains on investment in securities	17,389	18,672
Debt valuation adjustments	582	718
Defined benefit pension plans	(27,902)	(27,409)
Foreign currency translation adjustments	(43,558)	(58,472)
Net unrealized losses on derivative instruments	(7,854)	(11,415)

Total	(61,343)	(77,906)

Note 2:

Accounting Standards Update 2016-02 (ASC 842 (“Leases”)) has been adopted since April 1, 2019, and the amounts of investment in direct financing leases have been reclassified to net investment in leases. For further information, see “(6) Changes in Accounting Policies - (Adoption of New Accounting Standards)”.

(2) Condensed Consolidated Statements of Income (Unaudited)

(millions of yen)

	Nine months ended December 31, 2018	Nine months ended December 31, 2019
Revenues :
Finance revenues	179,951	190,504
Gains on investment securities and dividends	4,767	27,666
Operating leases	313,321	303,148
Life insurance premiums and related investment income	228,020	290,656
Sales of goods and real estate	453,199	280,127
Services income	616,897	592,278

Total Revenues	1,796,155	1,684,379

Expenses :
Interest expense	67,376	74,006
Costs of operating leases	191,493	197,309
Life insurance costs	152,799	209,137
Costs of goods and real estate sold	415,810	245,747
Services expense	375,245	367,521
Other (income) and expense, net	242	(131)
Selling, general and administrative expenses	320,084	337,754
Provision for doubtful receivables and probable loan losses	14,075	15,724
Write-downs of long-lived assets	26	554
Write-downs of securities	821	36

Total Expenses	1,537,971	1,447,657

Operating Income	258,184	236,722
Equity in Net Income of Affiliates	16,514	54,226
Gains on Sales of Subsidiaries and Affiliates and Liquidation Losses, net	20,470	58,488
Bargain Purchase Gain	0	1,022

Income before Income Taxes	295,168	350,458
Provision for Income Taxes	56,140	102,649

Net Income	239,028	247,809

Net Income Attributable to the Noncontrolling Interests	2,387	3,131

Net Income Attributable to the Redeemable Noncontrolling Interests	434	359

Net Income Attributable to ORIX Corporation Shareholders	236,207	244,319

(3) Condensed Consolidated Statements of Comprehensive Income (Unaudited)

(millions of yen)

	Nine months ended December 31, 2018	Nine months ended December 31, 2019
Net Income :	239,028	247,809

Other comprehensive income (loss), net of tax:
Net change of unrealized gains (losses) on investment in securities	(1,835)	1,277
Net change of debt valuation adjustments	303	136
Net change of defined benefit pension plans	5	492
Net change of foreign currency translation adjustments	(5,129)	(16,585)
Net change of unrealized gains (losses) on derivative instruments	(64)	(3,560)
Total other comprehensive income (loss)	(6,720)	(18,240)

Comprehensive Income	232,308	229,569

Comprehensive Income Attributable to the Noncontrolling Interests	2,299	1,584

Comprehensive Income Attributable to the Redeemable Noncontrolling Interests	760	229

Comprehensive Income Attributable to ORIX Corporation Shareholders	229,249	227,756

(4) Assumptions for Going Concern

There is no corresponding item.

(5) Significant Changes in Shareholders’ Equity

There is no corresponding item.

(6) Changes in Accounting Policies

(Adoption of New Accounting Standards)

In February 2016, the New Lease Standard was issued, and related amendments were issued thereafter. These updates require a lessee to recognize most leases on the balance sheet. Lessor accounting remains substantially similar to current U.S. GAAP but with some changes. These updates require an entity to disclose more information about leases than under the current disclosure requirements. The Company and its subsidiaries adopted these updates, including Accounting Standards Update 2019-01, on April 1, 2019 and used the beginning of the fiscal year of adoption as the date of initial adoption. Consequently, financial information of comparative periods has not been updated and the disclosures required under the New Lease Standard are not provided for periods before April 1, 2019.

The New Lease Standard provides a number of optional practical expedients in transition. The Company and its subsidiaries have elected the “package of practical expedients”, which permits the Company and its subsidiaries to not reassess under the New Lease Standard the prior conclusions about lease identification, lease classification and initial direct costs. The Company and its subsidiaries have elected other New Lease Standard’s available transitional practical expedients. The New Lease Standard also provides practical expedients for an entity’s ongoing accounting. The Company and its subsidiaries have elected the short-term lease recognition exemption mainly for vehicle and office equipment leases. Consequently, for those leases that meet the requirements, the Company and its subsidiaries have not recognized ROU assets or lease liabilities, and this includes not recognizing ROU assets or lease liabilities for existing short-term leases of those assets in transition. The Company and its subsidiaries also have elected the practical expedient to not separate lease and non-lease components for part of leases as lessors.

The impact of the adoption of these updates has resulted in a gross up of ROU assets and corresponding lease liabilities principally for operating leases, such as land leases and office and equipment leases where it is the lessee. The effect of the adoption of these updates on the Company and its subsidiaries’ financial position at the adoption date was increases of ROU assets of ¥ 134,345 million in investment in operating leases, ¥ 77,989 million in property under facility operations, ¥ 75,805 million in office facilities and lease liabilities of ¥ 284,867 million in other liabilities in the consolidated balance sheet as of April 1, 2019. ROU assets in investment in operating leases, property under facility operations and office facilities were ¥ 128,951 million, ¥ 69,719 million and ¥ 75,816 million, respectively, and lease liabilities in other liabilities were ¥ 271,093 million as of December 31, 2019. The adoption had no material effect on the Company and its subsidiaries’ results of operations for the third consolidated period.

(7) Segment Information (Unaudited)

Segment Information by Sector

	(millions of yen)

	Nine Months ended December 31, 2018		Nine Months ended December 31, 2019		March 31, 2019	December 31, 2019
	Segment Revenues	Segment Profits	Segment Revenues	Segment Profits	Segment Assets	Segment Assets
Corporate Financial Services	71,717	19,760	69,721	13,159	959,725	1,000,148
Maintenance Leasing	214,304	30,387	224,017	25,767	873,775	900,943
Real Estate	357,381	54,721	332,039	56,070	720,221	756,092
Investment and Operation	504,032	31,091	341,302	55,590	733,612	808,466
Retail	289,288	66,237	355,468	70,447	3,571,437	4,110,336
Overseas Business	365,420	95,621	369,192	131,894	3,138,928	3,283,169

Segment Total	1,802,142	297,817	1,691,739	352,927	9,997,698	10,859,154

Difference between Segment Total and Consolidated Amounts	(5,987)	(2,649)	(7,360)	(2,469)	2,177,219	1,983,804

Consolidated Amounts	1,796,155	295,168	1,684,379	350,458	12,174,917	12,842,958

Note 1:

The Company evaluates the performance of segments based on income before income taxes, adjusted for net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests before applicable tax effect. Tax expenses are not included in segment profits.

Note 2:

ORIX made DAIKYO a wholly-owned subsidiary in January 2019 to complement their respective real estate businesses and to jointly aim for medium- and long-term growth as a comprehensive real estate business. Accordingly, ORIX changed the segment classification of DAIKYO from Investment and Operation segment to Real Estate segment. As a result of this change, segment figures during the same period of the previous fiscal year have been reclassified.

Note 3:

The Company and its subsidiaries adopted the New Lease Standard on April 1, 2019. The impact of the adoption has resulted in gross up of ROU assets of investment in operating leases and property under facility operations principally for operating leases, where it is the lessee, such as land leases and office and equipment leases in all of our segments except for Retail segment. For further information, see “(6) Changes in Accounting Policies - (Adoption of New Accounting Standards)”.

Note 4:	Inter-segment transactions are included in segment revenues, and eliminations of inter-segment transactions are included in difference between segment total and consolidated amounts.

(8) Subsequent Events

There are no material subsequent events.